EXHIBIT 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 (the "Annual Report") of our auditor's report dated April 23,2026 relating to the consolidated financial statements of Blue Moon Metals Inc. for the year ended December 31, 2025. We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-293554) of Blue Moon Metals Inc. of our report dated April 23, 2026 referred to above.

We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form for the year ended December 31, 2025, filed as Exhibit 99.1 to the Annual Report.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

April 23, 2026

Toronto, Canada

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9                            1.877.251.2922 T: 416.596.1711 F: 416.596.7894